Community West Bancshares
72100 North Financial Drive
Suite 101
Fresno, California 93720
February 20, 2026
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Eric Envall

Re:	Community West Bancshares
Registration Statement on Form S-4 (File No. 333-293199)
Dear Mr. Envall:
The undersigned, Community West Bancshares (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m. Eastern Time on Tuesday, February 24, 2026, or as soon as possible thereafter.
We request that we be notified of such effectiveness by a telephone call to Kurt Leeper of Otteson Shapiro LLP, the Company’s counsel, at (720) 963-7546 and that such effectiveness also be confirmed in writing.

Sincerely,

COMMUNITY WEST BANCSHARES

By:	/s/ Shannon R. Livingston
Shannon R. Livingston
Executive Vice President and Chief Financial Officer